EXHIBIT 23.(d)(iv)

Amended and Restated

Expense Reimbursement Agreement

As of September 14, 2007

This Amended and Restated Expense Reimbursement Agreement (this “Agreement”) is made and entered into as of this 14th day of September 2007 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Global Fund, Inc. (“Global Fund”) with respect to the Equity Series and Lord Abbett Developing Local Markets Fund (formerly Income Series) (each a “Fund”). This Agreement supersedes the Agreement between Lord Abbett and Global Fund dated January 1, 2007.

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.               With respect to the Equity Series, Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses exceed or would otherwise exceed an annual rate of (a) one hundred sixty basis points (1.60%) for Class A shares of the Fund, (b) two hundred twenty-five basis points (2.25%) for Class B shares of the Fund, (c) two hundred twenty-five basis points (2.25%) for Class C shares of the Fund, (d) one hundred thirty-five basis points (1.35%) for Class F share of the Fund, (e) one hundred seventy basis points (1.70%) for Class P shares of the Fund, (f) one hundred eighty-five basis points (1.85%) for Class R2 share of the Fund, (g) one hundred seventy-five basis points (1.75%) for Class R3 share of the Fund, and (h) one hundred twenty-five basis points (1.25%) for Class Y* shares of the Fund of the average daily net assets of the Fund for the time period set forth in paragraph 3 below.

2.               With respect to the Lord Abbett Developing Local Markets Fund, Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses (excluding interest and related expenses associated with the Fund’s investments in reverse repurchase agreements) exceed or would otherwise exceed an annual rate of (a) one hundred thirty basis points (1.30%) for Class A shares of the Fund, (b) one hundred ninety-five basis points (1.95%) for Class B shares of the Fund, (c) one hundred ninety-five basis points (1.95%) for Class C shares of the Fund, (d) one hundred five basis points (1.05%) for Class F share of the Fund, (e) one hundred forty basis points (1.40%) for Class P shares of the Fund, (f) one hundred fifty-five basis points (1.55%) for Class R2 share of the Fund, (g) one hundred forty-five basis points (1.45%) for Class R3 share of the Fund, and (h) ninety-five basis points (0.95%) for Class Y* shares of the Fund of the average daily net assets of the Fund for the time period set forth in paragraph 3 below.

3.               Lord Abbett’s commitments described in paragraphs 1 and 2 will be effective from September 14, 2007 through April 30, 2008.

IN WITNESS WHEREOF, Lord Abbett and Global Fund have caused this Agreement to be executed by a duly authorized member and officer, respectively, as of the day and year first above written.

Lord Abbett Global Fund, Inc.

By:	/s/ Christina T. Simmons
Christina T. Simmons
Vice President and Assistant Secretary

Lord, Abbett & Co. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel

* Class Y shares will be renamed Class I shares effective September 28, 2007.